                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         Pre-Effective Amendment No. 1

                                    FORM T- 3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939


                          AMERICAN COMMERCIAL LINES LLC
                                ACL CAPITAL CORP.
                               (Name of Applicant)

                             1701 East Market Street
                          Jeffersonville, Indiana 47130
                    (Address of Principal Executive Offices)

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

                 TITLE OF CLASS                                     AMOUNT
12% Senior Subordinated Notes due July 1, 2008           Up to $116,500,000
                                                         plus additional
                                                         Senior Subordinated
                                                         Notes to be issued
                                                         as payment-in-kind for
                                                         interest accrued on
                                                         such Senior
                                                         Subordinated Notes

         Approximate date of proposed public offering: As soon as practicable following the qualification of the indentures covered hereby under the Trust Indenture Act of 1939, as amended.

NAME AND ADDRESS OF AGENT FOR SERVICE:                 WITH COPIES SENT TO:
Robert G. Burns, Esq.                                  Joshua N. Korff, Esq.
General Counsel and Corporate Secretary                Kirkland & Ellis
1701 East Market Street                                153 East 53rd Street
Jeffersonville, Indiana  47130                         New York, New York  10022


         The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                     GENERAL

1. GENERAL INFORMATION

                  (a) American Commercial Lines LLC ("ACL") is a limited liability company. ACL Capital Corp. ("Capital" and together with ACL, the "Applicants") is a corporation.

                  (b) Both ACL and Capital were organized under the laws of the State of Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE

         Pursuant to the offering memorandum, solicitation of releases, consents and acceptances and disclosure statement (the "Offering Memorandum and Disclosure Statement"), a copy of which is filed as Exhibit T3E(1) hereto, and the related letter of transmittal, release and consent, a copy of which is filed as Exhibit T3E(2) hereto (which, together with the Offering Memorandum and Disclosure Statement, constitutes the "Exchange Offer"), the Applicants have proposed to issue up to $120,000,000 principal amount of 11 1/4% Senior Notes due January 1, 2008 (the "New Senior Notes") under an indenture (the "Senior Notes Indenture")pursuant to a separately filed Form T-3 and up to $116,507,000 of 12% Pay-In-Kind Senior Subordinated Notes due July 1, 2008 (the "New Senior Subordinated Notes" and together with the New Senior Notes, the "New Notes") under an indenture to be qualified hereby (the "Senior Subordinated Notes Indenture" and together with the Senior Notes Indenture, the "Indentures") in exchange for the entire outstanding principal amount ($295,000,000) of the Applicants' 10-1/4% Senior Notes due June 30, 2008 (the "Existing Notes"). Subject to the terms and conditions of the Exchange Offer, the Applicants will issue $507.385 principal amount of New Senior Notes and $492.615 principal amount of New Senior Subordinated Notes for each $1,000 principal amount of Existing Notes that are properly tendered and not withdrawn pursuant to the Exchange Offer. In addition each holder of Existing Notes (each a "Noteholder"), other than Danielson Holding Corporation ("DHC") and its subsidiaries, will also receive New Senior Notes in an aggregate principal amount calculated based on the aggregate accrued and unpaid interest owing in respect of their Existing Notes thought the effective date of the Exchange Offer (the "Effective Date") up to $20 million. To the extent that the aggregate accrued and unpaid interest exceeds $20 million at the Effective Date, the Applicants will issue New Senior Subordinated Notes in a principal amount equal to such excess.

         As the New Notes are proposed to be offered for exchange by the Applicants with their existing securityholders exclusively and solely for outstanding securities of the Applicants, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof. There will not be any sales of the New Notes made by the Applicants (other than sales pursuant to the Exchange Offer) or by or through an underwriter at or about the same time as the Exchange Offer. No consideration has been, or will be, given, directly or indirectly, to any broker, dealer, salesman, or other person for soliciting exchanges of the Existing Notes. The Applicants have appointed The Bank of New York (the "Exchange Agent"), as the exchange agent in connection with the Exchange Offer and Innisfree M&A Incorporated (the "Information Agent") as the information agent in connection with the Exchange Offer. The Applicants have agreed to reimburse the Exchange Agent and the Information Agent for their reasonable out-of-pocket expenses in connection therewith and to indemnify the Exchange Agent and the Information Agent against any losses or claims incurred without negligence or bad faith on the part of the Exchange Agent or the Information Agent, respectively, in connection with their respective duties relating to the Exchange Offer. In addition, the Applicants will pay remuneration to their financial, legal, and accounting advisors for the provision of advisory, legal and accounting services, respectively. No holder of the outstanding Existing Notes has made or will be requested to make any cash payment to the Applicants in connection with the Exchange Offer.

         In the event that the Minimum Tender Condition (as defined in the Offering Memorandum and Disclosure Statement) is not satisfied or waived by June 15, 2002, the Applicants have agreed to commence voluntary cases under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") and seek confirmation of a plan of reorganization (the "Plan") as described in the Offering Memorandum and Disclosure Statement, under which the Applicants' obligations under the Existing Notes would be fully satisfied for substantially the same consideration offered in the Exchange Offer. In the event the New Notes are exchanged for the Existing Notes pursuant to the Plan, the issuance of the New Notes would be exempt from registration under the Securities Act pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. To the extent that the solicitation of acceptances of the Plan constitutes an offer of new securities not exempt from registration under Section 1145 (a)(1), the Applicants will also rely on Section 3(a)(9) of the Securities Act and Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

                                  AFFILIATIONS

3. AFFILIATES

         American Commercial Lines Holdings LLC, a Delaware limited liability company ("Holdings"), owns 100% of the equity interests of ACL. ACL owns 100% of Capital, and directly or indirectly owns 100% of the voting stock of each of the following entities:

NAME OF ENTITY                                               JURISDICTION
--------------                                               ------------
ACBL do Brasil Holdings, S.A.                                Uruguay

ACBL Dominicana S.A.                                         Dominican Republic

ACBL Hidrovias, Ltd.                                         Bermuda

ACBL Liquid Sales LLC                                        Delaware

ACBL Riverside Terminals C.A.                                Venezuela

ACBL de Venezuela, C.A.                                      Venezuela

Amazonas Holdings, S.A.                                      Uruguay

American Commercial Barge Line LLC                           Delaware

American Commercial Lines Funding Corporation                Delaware

American Commercial Lines International, L.L.C.              Delaware

American Commercial Logistics LLC                            Delaware

American Commercial Terminals LLC                            Delaware

American Commercial Terminals - Memphis LLC                  Delaware

Houston Fleet LLC                                            Delaware

Jeffboat LLC                                                 Delaware

Lemont Harbor & Fleeting Services LLC                        Delaware

Louisiana Dock Company LLC                                   Delaware

Orinoco TASA LLC                                             Delaware

Orinoco TASV LLC                                             Delaware

River Terminal Properties, L.P.                              Tennessee

ACBL Venezuela, Ltd.                                         Venezuela

Rylend, S.A.                                                 Uruguay

         ACL owns 50% of Vessel Leasing LLC, a Delaware limited liability company (the remaining 50% is owned by Vectura Group LLC). 399 Venture Partners, Inc., the majority owner of Holdings, also holds a majority ownership in Vectura Holding Company LLC which holds a majority ownership interest in Vectura. ACL owns 50% of UABL Ltd., a Bahamas limited company. The remaining 50% of UABL is owned by a subsidiary of Ultrapetrol (Bahamas) Limited, an unaffiliated third party. American Commercial Terminals LLC ("ACT"), a wholly owned subsidiary of ACL, through its wholly owned subsidiary American Commercial Terminals - Memphis LLC, owns 50% of Global Materials Services LLC ("GMS"), a joint venture between ACT and Mid-South Terminal Company, L.P., an unaffiliated third party.

         See Item 4 for "Directors and Executive Officers" of the Applicants, some of whom may be deemed to be affiliates of ACL by virtue of their positions.

         Following the consummation of the Exchange Offer or implementation of the Plan, DHC or one or more of its subsidiaries will own 100% of the equity interests of Holdings.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS

         The following table lists the name of each executive officer of ACL and the office or offices held by each such person. The address of each person listed below is c/o American Commercial Lines, LLC, 1701 East Market Street, Jeffersonville, Indiana 47130.

Executive Officers

NAME                        POSITION
Michael C. Hagan            President and Chief Executive Officer

J.L. Adams                  Assistant Vice President

L. Steven Baird             Sr. Vice President and Treasurer

Paul F. Brotzge             Vice President, Controller and Assistant Treasurer

Paul S. Besson              Sr. Vice President

Robert G Burns              General Counsel and Secretary

Steven S. Heinrichs         Assistant Secretary

C. B. Maddox                Assistant Secretary

James J. Wolff              Sr. Vice President and Chief Financial Officer

         The following table lists the name of each executive officer of Capital and the office or offices held by each such person. The address of each person listed below is c/o American Commercial Lines, LLC, 1701 East Market Street, Jeffersonville, Indiana 47130.

NAME                           POSITION
Michael C. Hagan               President and Chief Executive Officer

L. Steven Baird                Treasurer

Paul S. Besson                 Vice President

Robert G. Burns                General Counsel and Secretary

Steven S. Heinrichs            Assistant Secretary

C. B. Maddox                   Assistant Secretary

James J. Wolff                 Vice President and Chief Financial Officer

         The following table lists the members of the board of managers of ACL and the members of the board of directors of Capital. The address of each person listed below is c/o American Commercial Lines, LLC, 1701 East Market Street, Jeffersonville, Indiana 47130.

NAME

Michael C. Hagan

Paul S. Besson

James J. Wolf


5. PRINCIPAL OWNERS OF VOTING SECURITIES

         Holdings owns all of the outstanding equity interests of ACL. The following table sets forth certain information regarding the approximate beneficial ownership of equity interests of Holdings at December 28, 2001 held by (1) each person (other than members of the Board of Managers of Holdings and executive officers of ACL) known to ACL to be the owner of more than 5% of the outstanding voting membership interests of Holdings, (2) the chief executive officer of ACL and the other four most highly compensated executive officers for the year ended December 28, 2001 and (3) members of the Board of Managers of Holdings and (4) members of the Board of Managers and the executive officers of ACL as a group:

                               PRE-RESTRUCTURING
                               -----------------

                                 NUMBER     PERCENTAGE   NUMBER     PERCENTAGE               PERCENTAGE     NUMBER    PERCENTAGE
                                   OF           OF         OF          OF        NUMBER OF      OF            OF          OF
                               NON-VOTING   NON-VOTING  NON-VOTING  NON-VOTING   NON-VOTING  NON-VOTING   NON-VOTING  NON-VOTING
                                 SENIOR       SENIOR      JUNIOR     JUNIOR       SENIOR       SENIOR       JUNIOR      JUNIOR
                               PREFERRED    PREFERRED   PREFERRED   PREFERRED     COMMON       COMMON       COMMON      COMMON
NAME OF BENEFICIAL             MEMBERSHIP   MEMBERSHIP  MEMBERSHIP  MEMBERSHIP   MEMBERSHIP  MEMBERSHIP   MEMBERSHIP  MEMBERSHIP
MEMBERSHIP OWNER               INTERESTS    INTERESTS   INTERESTS   INTERESTS     INTERESTS   INTERESTS    INTERESTS   INTERESTS
----------------               ---------    ---------   ---------   ---------     ---------   ---------    ---------   ---------
399 Venture Partners, Inc.             --          --    4,465,960        44.4%     214,908        63.4%      46,927        48.1%
Brown Water Transportation
   Corp.(i)                    11,500,000       100.0%   3,899,393        38.8%          --          --       30,389        31.1%
James F. Farley                        --          --        7,261           *           --          --          263           *
Michael C. Hagan                       --          --       43,568           *           --          --           --          --
Richard Huber                          --          --        9,909           *           --          --           88           *
Michael A. Khouri                      --          --       14,523           *           --          --          405           *
Richard E. Mayberry, Jr.               --          --       49,545           *        9,263         2.7%         750           *
David F. Thomas                        --          --      148,636         1.5%       1,144           *        1,362         1.4
David Wagstaff III                     --          --       11,618           *       28,753         8.5%       1,479         1.5%
William N. Whitlock                    --          --       17,427           *           --          --          632           *

Board of Managers and
Executive Officers as a Group          --          --      373,649        3.71%      39,160        11.6%       7,558         7.7

                               PRE-RESTRUCTURING
                               -----------------

                               NUMBER     PERCENTAGE
                                 OF           OF
                               VOTING       VOTING
                               JUNIOR       JUNIOR
                               COMMON       COMMON
NAME OF BENEFICIAL             MEMBER      MEMBERSHIP
MEMBERSHIP OWNER              INTERESTS    INTERESTS
----------------              ---------    ---------
399 Venture Partners, Inc.        4,426         44.3%
Brown Water Transportation
   Corp.(i)                       3,400         34.0%
James F. Farley                      --           --
Michael C. Hagan                  1,579         15.8%
Richard Huber                         3            *
Michael A. Khouri                   121          1.2%
Richard E. Mayberry, Jr.             22            *
David F. Thomas                      41            *
David Wagstaff III                   31            *
William N. Whitlock                  --           --

Board of Managers and
Executive Officers as a Group     1,797%       17.97%

--------------

*    Less than on percent.

(1) Brown Water Transportation Corp. is a wholly owned subsidiary of CSX Corporation.



         POST-RESTRUCTURING

                  Following the Restructuring (as defined in the Offering Memorandum and Disclosure Statement) DHC will own 100% of the membership interests of Holdings, all of which will be common membership interests.

                                  UNDERWRITERS

6. Underwriters

                           (a)      Not applicable.

                           (b)      Not applicable.

                               CAPITAL SECURITIES

7. Capitalization

                  (a) The capital stock and debt securities of the Applicants as of April 22, 2002 were as follows:

TITLE OF CLASS            AMOUNT AUTHORIZED            AMOUNT OUTSTANDING

ACL

Common Stock               1000 shares                  1000 shares


HOLDINGS

Membership Units           100 units                    100 units

                              INDENTURE SECURITIES

8. Analysis of Indenture Provisions

         The New Senior Subordinated Notes will be subject to the Senior Subordinated Notes Indenture between the Applicants and The Bank of New York, as trustee (the "Trustee"). The following is a general description of certain provisions of the Senior Subordinated Notes Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Senior Subordinated Notes Indenture.

         A. Default Provisions.

                  Each of the following is an Event of Default under the Senior Subordinated Notes Indenture:

         The Senior Subordinated Notes Indenture provides that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the New Senior Subordinated Notes; (ii) default in payment when due of the principal of or premium, if any, on the New Senior Subordinated Notes; (iii) failure by the Company or any of its Subsidiaries to comply with certain covenants included in the Indenture (iv) failure by the Company or any of its Subsidiaries for 30 days after notice to comply with any of its other agreements in the Senior Subordinated Indenture or the New Senior Subordinated Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Senior Subordinated Notes Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated aggregates $15.0 million or more; (vi) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 30 days;
(vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; and (viii) except as permitted by the Senior Subordinated Notes Indenture, any Subordinated Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subordinated Subsidiary Guarantee.

         If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Senior Subordinated Notes may declare all such New Senior Subordinated Notes to be due and payable immediately. Upon such declaration, the principal of such New Senior Subordinated Notes, premium, if any, and accrued and unpaid interest on such New Senior Subordinated Notes shall be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Issuers, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding New Senior Subordinated Notes will become due and payable without further action or notice. Holders of the New Senior Subordinated Notes may not enforce the Senior Subordinated Notes Indenture or the New Senior Subordinated Notes except as provided in the Senior Subordinated Notes Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding New Senior Subordinated Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the New Senior Subordinated Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest. Under certain circumstances, the Holders of a majority in aggregate principal amount of the outstanding New Senior Subordinated Notes may rescind any such acceleration with respect to the New Senior Subordinated Notes and its consequences.

         The Holders of a majority in aggregate principal amount of the New Senior Subordinated Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of such New Senior Subordinated Notes waive any existing Default or Event of Default and its consequences under the Senior Subordinated Notes Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, such New Senior Subordinated Notes.

                  The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Senior Subordinated Notes Indenture, and the Issuers are required upon becoming aware of any Default or Event of Default, to deliver to the Trustee forthwith a statement specifying such Default or Event of Default and what action the Issuers have taken or propose to take with respect thereto.

         B. Authentication and Delivery of New Senior Subordinated Notes; Application of Proceeds

                  The New Senior Subordinated Notes may be executed on behalf of the Applicants by any of the following Officers of the Applicants: Chairman of the Board of Managers, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief

Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice President of the Applicants. The signature of these Officers on the New Senior Subordinated Notes may be by facsimile or manual signature in the name and on behalf of the Applicants. A New Senior Subordinated Note shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on the New Senior Subordinated Note. The signature shall be conclusive evidence that the New Senior Subordinated Note has been authenticated under the Senior Subordinated Notes Indenture.

                  Because the New Notes are being issued in exchange for the Existing Notes, there will be no proceeds from the issuance of the New Senior Subordinated Notes.

         C. Release of Collateral

                  The New Senior Subordinated Notes will be senior, unsecured obligations of the Applicants.

         D. Satisfaction and Discharge

         The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding New Senior Subordinated Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding New Senior Subordinated Notes to receive payments in respect of the principal of, premium, if any, and interest on such New Senior Subordinated Notes when such payments are due from the trust referred to below, (ii) the Issuers' obligations with respect to the New Senior Subordinated Notes concerning issuing temporary New Senior Subordinated Notes, registration of New Senior Subordinated Notes, mutilated, destroyed, lost or stolen New Senior Subordinated Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers' obligations in connection therewith, (iv) the Issuers' rights of optional redemption and (v) the Legal Defeasance provisions of the Senior Subordinated Notes Indenture. In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the Senior Subordinated Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the New Senior Subordinated Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer constitute an Event of Default with respect to the New Senior Subordinated Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance,
(i) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the New Senior Subordinated Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding New Senior Subordinated Notes at Stated Maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the New Senior Subordinated Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel in the United States confirming that (A) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Senior Subordinated Notes

Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding New Senior Subordinated Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel in the United States confirming that the Holders of the outstanding New Senior Subordinated Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Senior Subordinated Notes Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Issuers must have delivered to the Trustee an Opinion of Counsel to the effect that as of the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Issuers must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of New Senior Subordinated Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and (viii) the Issuers must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

         E. Evidence of Compliance with Condition and Covenants

                  The Applicants will deliver to the Trustee within 120 days after the end of each fiscal year of the Applicant an Officers' Certificate stating that in the course of the performance by the signers of their duties as Officers of the Applicant they would normally have knowledge of any Default or Event of Default and whether or not the signers know of any Default or Event of Default that occurred during such period. If they do have such knowledge, the certificate will describe the Default or Event of Default, its status and what action the Applicant is taking or proposes to take with respect thereto.


9. OTHER OBLIGORS

         None.

         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

                  (a) Pages numbered 1 to 13 consecutively.

                  (b) The statement of eligibility and qualification on Form T-1 of The Bank of New York, as Trustee under the Indentures to be qualified.

                  (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

         Exhibit T3A      -    (1)  Amended and Restated Limited Liability
                               Agreement of ACL (incorporated by reference to Exhibit 3.5 of ACL's Registration Statement on
                               Form S-4, as amended (Reg. No. 333-62227))

                               Certificate of Incorporation of ACL Capital
                               (incorporated by reference to Exhibit 3.6 of ACL's Registration Statement on Form S-4, as amended (Reg. No. 333-62227))

         Exhibit T3B      -    By-laws of ACL Capital (incorporated by reference
                               to Exhibit 3.7 of ACL's Registration Statement on
                               Form S-4, as amended (Reg. No. 333-62227))

         Exhibit T3C**    -    Form of Indenture governing the New Senior
                               Subordinated Notes

         Exhibit T3D      -    Not applicable.

         Exhibit T3E      -    Each of the following documents are incorporated
                               by reference to Exhibit 99.2 of ACL's Current
                               Report on Form 8-K dated April 15, 2002 (Reg. No.
                               333-62227))

                                   (1) Offering Memorandum and Disclosure
                                   Statement dated April 15, 2002

                                   (2) Letter of Transmittal, Release and
                                   Consent.

                                   (3) Notice of Guaranteed Delivery, Release and Consent

                                   (4) Beneficial Owner Ballot For Accepting or
                                   Rejecting the Debtors' Joint Plan of
                                   Reorganization Under Chapter 11 of the
                                   Bankruptcy Code (Class 4 - Senior Note
                                   Claims)

                                   (5) Master Ballot For Accepting or Rejecting the Debtors' Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (Class 4 - Senior Note Claims)

                                   (6) Ballot For Accepting or Rejecting the
                                   Debtors' Joint Plan of Reorganization Under
                                   Chapter 11 of the Bankruptcy Code (Class 6 -
                                   Preferred Equity Interests)

         Exhibit T3F*     -    Cross-reference sheet

         Exhibit 25.1*    -    Form T-1 qualifying The Bank of New York as
                               Trustee under the Senior Subordinated Notes
                               Indenture to be qualified pursuant to this Form T-3.

         ___________________
          * Filed Previously
         ** Revised version filed herewith


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
                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants, American Commercial Lines LLC, a limited liability company organized and existing under the laws of the State of Delaware, and ACL Capital Corp., a corporation organized and existing under the laws of the State of Delaware has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the City of Jeffersonville, and State of Indiana, on the 28th day of May, 2002.

                                      American Commercial Lines LLC


                                      By:   /s/Robert G. Burns
                                            ------------------------------------
                                            Name: Robert G. Burns
                                            Title: General Counsel and Secretary

                                      ACL Capital Corp.


                                      By:   /s/Robert G. Burns
                                            ------------------------------------
                                            Name: Robert G. Burns
                                            Title: General Counsel and Secretary




Attest:

/s/ Susan Mudd
----------------------------------
Legal Assistant and Notary Public


                                      -13-